

September 26, 2011

Via U.S. Mail
Mr. Roger Kwok Wing Fan
Chief Executive Officer
Chatter Box Call Center Ltd.
Flat E, 16/F, Block One, Kin Ho Ind. Bldg.
Nos. 14-24 Au Pui Wan Street, Shatin, N.T.
Hong Kong, China

> **Re:** **Chatter Box Call Center Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed July 14, 2011**
> **File No. 000-52116**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

1. We note your statements on page two and in the financial statements that you sold your assets and ceased operations during the current year. We further note you are exploring a new line of business in the call center industry in the Philippines. In future filings, please revise your Business discussion to more clearly differentiate between your prior business activities and proposed business activities and to address, in greater detail, the material terms of any agreements related to the exit from your prior business and the entrance into your new one. In this respect your attention is directed to Item 101(h)(3) of Regulation S-K. Please provide us with your proposed draft disclosure.

2. Also, in future filings, please revise your Management's Discussion and Analysis to briefly address the results of operations associated with your prior business and discuss your decision to exit that business and enter a new one in terms of its financial impact. See Item 303(a)(3)(ii) of Regulation S-K. Finally, please address your liquidity and capital resources as it relates to your new activities, including the two agreements referred to in footnote 13 to your financial statements. Please provide us with your proposed draft disclosure.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 16

3. We note your statement on page 16 that you are "aware that all filings of Form 4 and 5 required of Section 16(a) … have not been timely." Please revise to provide the disclosure requested by Item 405(a) of Regulation S-K.

Exhibits

4. Please file or incorporate into your exhibit index the March 31, 2011 agreement with Hong Kong Alliance Fund, Ltd. referenced on page two, and the two agreements referred to in footnote 13 to your financial statements on page F-17. Please confirm that you will file these agreements with your next periodic report.

Signatures

5. Please advise whether Mr. Chui serves as your principal accounting officer. If so, please confirm he will sign your document in that capacity in addition to the ones already listed. If not, please amend to include the signature of your principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director